[ANDREWS KURTH LLP LETTERHEAD]
January 29, 2009
Submitted Via EDGAR and Facsimile
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Mail Stop 4561
Washington, D.C. 20549
Attention: Jerard Gibson
Re:	Capstead Mortgage Corporation (the “Company”) Registration Statement on Form S-3 Filed December 11, 2008 File No. 333-156073
Dear Mr. Gibson:
          Our responses to the staff’s comments in the January 5, 2009 comment letter are set forth below. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.
General
1.	As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2007, and have issued a number of comments regarding that review. Please confirm that you will amend the Form S-3 as appropriate to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare your registration statement effective until we have resolved all comments on the Form 10-K.
We filed Amendment No. 1 and Amendment No. 2 to our aforementioned Form 10-K on January 12, 2009 and January 27, 2009, respectively, to address the staff’s comments. The revisions we made to the related Form 10-K addressed the presentation of the Company’s consolidated statements of income and did not directly affect this Form S-3. We received written notice from the staff on January 28, 2009 that it had completed the review of our Form 10-K and that it did not, at that time, have any further comments.

Mr. Jerard Gibson
U.S. Securities and Exchange Commission
January 29, 2009

2.	We note that you have filed forms of indenture as Exhibit 4.3 and Exhibit 4.4 to this registration statement. Please file the actual indentures, which may be open-ended, prior to the effectiveness of this registration statement. Please refer to Section 201.04 under the 1939 Act — General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm, and revise accordingly.
In response to the staff’s comment, we respectfully note that the indentures filed as Exhibit 4.3 and Exhibit 4.4 to this registration statement are actually open-ended documents that were previously approved by the staff. In response to the staff’s same comment made to our previous registration statement on Form S-3 (File No. 333-143390) in the comment letter dated June 21, 2007, we filed two open-ended indentures which were incorporated by reference in this Form S-3. That previous Form S-3 was declared effective immediately thereafter.
          We respectfully submit the foregoing for your consideration in response to your comment letter dated January 5, 2009. If you have any further questions concerning this filing, please contact me at (214) 659-4444.

Sincerely,
/s/ David Barbour

David Barbour

cc:	Phillip A. Reinsch Chief Financial Officer Capstead Mortgage Corporation